16012501

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response . . . 12.00	

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
REGISTRATIONS BRANCH
09

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FBL Marketing Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5400 University Avenue

(No. and Street)

West Des Moines, Iowa 50266

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Aldridge (515) 225-5949

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Christopher T. Shryack, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FBL Marketing Services, LLC as of December 31, 2015, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Christopher T. Shryack
President

2-22-16

Notary Public

NIKKI DURLAM
Commission Number 790974
My Commission Expires
July 10, 2018

This report contains:

- (X) (a) Facing page
- (X) (b) Statement of Financial Condition
- (X) (c) Statement of Operations
- (X) (d) Statement of Cash Flows
- (X) (e) Statement of Changes in Members' Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- (X) (g) Computation of Net Capital
- (X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- (X) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (X) (l) An Oath or Affirmation
- ( ) (m) A copy of the SIPC Supplemental Report *(under separate cover)*
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

FBL Marketing Services, LLC

Financial Statements and Supplementary Information

Years Ended December 31, 2015 and 2014

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
ey.com

Report of Independent Registered Public Accounting Firm

The Members
FBL Marketing Services, LLC

We have audited the accompanying statements of financial condition of FBL Marketing Services, LLC (the Company) as of December 31, 2015 and 2014, and the related statements of operations, changes in members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FBL Marketing Services, LLC at December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 22, 2016

FBL Marketing Services, LLC

Statements of Financial Condition

	December 31	
	2015	2014
Assets		
Cash and cash equivalent, at fair value:		
Cash	$ 102,321	$ 174,293
Short-term investments	2,212,322	2,178,269
	2,314,643	2,352,562
Accounts receivable	392,983	380,641
Due from Farm Bureau Life Insurance Company	11,404	12,639
Due from EquiTrust Life Insurance Company	17,349	19,354
Prepaid expense	228,089	232,939
Prepaid pension cost	569,142	449,399
Total assets	$ 3,533,610	$ 3,447,534
Liabilities and members' equity		
Due to FBL Financial Group, Inc.	$ 135,913	$ 180,484
Accounts payable and accrued expenses	690,774	651,236
Total liabilities	826,687	831,720
Members' equity:		
Series A member's equity	2,659,454	2,579,843
Series C member's equity	47,469	35,971
Total members' equity	2,706,923	2,615,814
Total liabilities and members' equity	$ 3,533,610	$ 3,447,534

See accompanying notes.

FBL Marketing Services, LLC

Statements of Operations

	Year Ended December 31	
	2015	2014
Revenues:		
Administrative service fees	$ 9,049,286	$ 9,190,998
Registered representative fees	131,622	139,948
Other	1,330	531
Total revenues	9,182,238	9,331,477
Expenses:		
Regulatory fees and expenses	357,280	313,518
Salaries and related expenses	1,957,722	1,895,193
Commission and bonus expenses	6,077,445	6,201,360
Other operating expenses	762,207	818,950
Total expenses	9,154,654	9,229,021
Net income	$ 27,584	$ 102,456

See accompanying notes.

FBL Marketing Services, LLC

Statements of Changes in Members' Equity

	Series A Member's Equity	Series C Member's Equity	Total Members' Equity
Balance at January 1, 2014	$ 2,399,042	$ 20,946	$ 2,419,988
Capital contributions	-	93,370	93,370
Net income (loss)	180,801	(78,345)	102,456
Balance at December 31, 2014	2,579,843	35,971	2,615,814
Capital contributions	-	63,525	63,525
Net income (loss)	79,611	(52,027)	27,584
Balance at December 31, 2015	$ 2,659,454	$ 47,469	$ 2,706,923

See accompanying notes.

FBL Marketing Services, LLC

Statements of Cash Flows

	Year Ended December 31	
	2015	2014
Operating activities		
Net income	$ 27,584	$ 102,456
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(12,342)	(18,069)
Due from Farm Bureau Life Insurance Company	1,235	393
Due from EquiTrust Life Insurance Company	2,005	(1,439)
Prepaid expense	4,850	7,010
Prepaid pension cost	(119,743)	(35,893)
Due to FBL Financial Group, Inc.	(44,571)	(177,040)
Accounts payable and accrued expenses	39,538	(20,050)
Net cash used in operating activities	(101,444)	(142,632)
Financing Activities		
Capital contributions	63,525	93,370
Net cash provided by financing activities	63,525	93,370
Decrease in cash and cash equivalents	(37,919)	(49,262)
Cash and cash equivalents at beginning of year	2,352,562	2,401,824
Cash and cash equivalents at end of year	$ 2,314,643	$ 2,352,562

See accompanying notes.

FBL Marketing Services, LLC

Notes to Financial Statements

December 31, 2015

1. Significant Accounting Policies

Organization

FBL Marketing Services, LLC (the Company) engages in sales of retail mutual funds from a variety of mutual fund companies as well as variable life and annuity products of an unrelated insurance company. The Company also continues to receive renewal commissions from variable life and annuity products from Farm Bureau Life Insurance Company (Farm Bureau Life), which is an indirect wholly owned subsidiary of FBL Financial Group, Inc., and EquiTrust Life Insurance Company (EquiTrust Life), a non-affiliated company.

The Company has one Series A member, FBL Financial Services, Inc., a wholly owned subsidiary of FBL Financial Group, Inc. and one Series C member, United Farm Family Life Insurance Company (collectively, the Members).

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued guidance that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, which supersedes most current revenue recognition guidance, including industry-specific guidance. The new guidance is based on the principle that an entity should recognize revenue to reflect the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard, which becomes effective for fiscal years beginning after December 15, 2017; early adoption is not permitted. The Company is currently evaluating the impact of this new guidance on the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FBL Marketing Services, LLC

Notes to Financial Statements (continued)

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers investments in money market funds, where the underlying investments are of a short-term nature, to be cash equivalents.

Fair Value

Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a hierarchal disclosure framework for fair value that ranks the level of market price observability used in measuring financial instruments at fair value into three levels.

- **Level 1** – Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities.

- **Level 2** – Fair values are based on inputs, other than quoted prices from active markets, that are observable for the asset or liability, either directly or indirectly.

- **Level 3** – Fair values are based on significant unobservable inputs for the asset or liability.

All investments included in the statements of financial condition at December 31, 2015 and 2014 are in money market funds and stated at fair value, which agrees with cost. These investments are based upon daily quoted prices, and therefore are considered Level 1. There were no transfers between Level 1, Level 2 or Level 3 during 2015 or 2014.

Recognition of Income

Administrative service fees consist of commission revenue related to the sales of mutual funds and variable products. Related commission and bonus expense are concurrently recognized based on agreed-upon rates. Commissions are recognized on a trade-date basis, which is the date a trade is executed.

Subsequent Events

The Company has evaluated the financial statements for subsequent events through February 22, 2016, the date which the financial statements were available to be issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

2. Income Taxes

As a limited liability company, the Company has elected to be classified as a partnership for federal tax reporting purposes. Therefore, the Company will generally not be subject to federal or state income taxes.

3. Retirement and Compensation Plans

The Company indirectly participates with affiliates in various defined benefit pension plans (the Plans). The Company and affiliates have adopted a policy allocating the required contribution to the plans between themselves generally on a basis of time incurred by the respective employees. Pension expense aggregated $269,771 in 2015 and $170,428 in 2014 and included settlement charges totaling $103,696 in 2015 and $74,529 in 2014.

The Company indirectly participates with several affiliates in a 401(k) defined contribution plan which covers substantially all employees and includes company matching contributions. The Company and affiliates allocate these expenses in a manner consistent with pension expense discussed above. Expenses related to the plan aggregated $77,632 in 2015 and $78,802 in 2014.

The Company indirectly participates with affiliates in a plan that provides group term life insurance benefits to retired employees who have worked full-time for ten years and attained age 55 while in service. The Company and affiliates allocate postretirement benefit expense in a manner consistent with pension expense discussed above. Postretirement benefit expense aggregated $7,679 in 2015 and $3,819 in 2014.

The Company also indirectly participates with affiliates in two share-based payment arrangements under the FBL Financial Group, Inc. Class A Common Stock Compensation Plan and a Cash-Based Restricted Stock Unit Plan. Beginning in 2012, stock options and awards were no longer being granted. Compensation expense is recognized for all share-based payments granted, modified, or settled. The impact of forfeitures is estimated and compensation expense is recognized only for those stock-based instruments expected to vest. The Company and affiliates allocate these compensation expenses in a manner consistent with pension expense discussed above. Expenses related to these plans were $21,656 in 2015 and $17,714 in 2014.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had defined net capital of $1,443,710 which was $1,388,598 in excess of its required net capital of $55,112. The Company's aggregate indebtedness to net capital ratio was 0.57 to 1 at December 31, 2015. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

5. Limited Liability Company Agreement

The Limited Liability Company Agreement approved by the Members outlines the capital structure of the Company, capital contributions to be made by the Members, allocations of revenues and expenses to the Members, and distributions to the Members.

Interests in the Company are divided into Series, with the interest of each Member constituting a separate Series. The Company is authorized to issue 100 Series. The holder of Series A interest, referred to as the Principal Member, is the only Member with voting rights for the Company. All other members are Associate Members.

Associate Members are allowed to conduct business relating only to the sale of variable life insurance, variable annuity, and mutual fund products, which have been approved by the Board of Managers for distribution through the Company.

A separate capital account has been established for each Member and will be established for each new Member admitted to the Company in the future. Each Member's capital account will contain that Member's initial capital contribution adjusted at the end of each calendar quarter for: (a) the amount of revenue received by the Company during the quarter as a result of that Member's operations; (b) the amount of additional capital contributions by that Member during the quarter; (c) all costs and expenses directly incurred by that Member and all costs and expenses allocated to that Member's Series during the quarter, including general overhead of the Company; and (d) the amount of all distributions made to the Member during the quarter.

The amount of minimum required capital for each associate Member is currently $50,000. The Members may be called upon for additional capital contributions in certain situations, including the necessity to maintain minimum regulatory capital requirements.

Distributions may be made to the Principal Member at the discretion of the Board of Managers of the Company. Distributions may be made to an Associate Member within 30 days after the end of each calendar quarter, provided that such distribution would not cause that Member's capital balance to decline below the minimum required capital.

Associate Members may terminate their Series at any time, so long as the balance in their capital account is greater than zero. The Board of Managers may also terminate the Series of any Associate Member if that Member's capital account is less than the minimum required capital and the Associate Member has failed to honor a capital call for the shortfall.

6. Related-Party Transactions

The Company has entered into agreements with Farm Bureau Life and EquiTrust Life, an unrelated entity, to sell variable universal life and variable annuity products. EquiTrust Life currently cedes 100% of its variable product business to Farm Bureau Life. These agreements provide that Farm Bureau Life and EquiTrust Life compensate the Company for all commissions paid to its registered representatives. Although registered representatives of the Company are no longer selling new business under these agreements, the Company continues to collect renewal commissions on these policies. In addition, Farm Bureau Life agrees to pay the Company a registered representative fee to cover the costs and expenses associated with facilitating variable product sales. Under these agreements, revenues for the Company totaled $2,986,482 in 2015 and $3,167,450 in 2014, of which the registered representative expenses totaled $2,762,758 in 2015 and $2,937,417 in 2014.

The Company participates in a management agreement with FBL Financial Group, Inc. Under this agreement, FBL Financial Group, Inc. provides general business, administrative analysis, and management services to the Company. The Company incurred management fee expenses under this contract totaling $14,010 in 2015 and $13,766 in 2014. General expenses consist primarily of salaries and related expenses, travel, and occupancy costs. These expenses are allocated from FBL Financial Group, Inc., to its affiliated companies on the basis of cost and time studies that are updated annually. Aggregate expenses incurred by the Company under this agreement were $2,754,352 in 2015 and $2,752,342 in 2014.

Supplementary Information

FBL Marketing Services, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1

December 31, 2015

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$ 2,706,923
2. Deduct ownership equity not allowable for Net Capital			–
3. Total ownership equity qualified for Net Capital			2,706,923
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B. Other deductions or allowable credits			–
5. Total capital and allowable subordinated liabilities			2,706,923
6. Deductions and/or charges:			
A. Total non allowable assets from Statement of Financial Condition (Notes B and C):			
1. Accounts receivable	$ 392,983		
2. Due from Farm Bureau Life Insurance Company	11,404		
3. Due from EquiTrust Life Insurance Company	17,349		
4. Other assets	797,231	$ 1,218,967	
B. Secured demand note deficiency		–	
C. Commodity futures contracts and spot commodities – proprietary capital charges		–	
D. Other deductions and/or charges		–	(1,218,967)
7. Other additions and/or allowable credits			–
8. Net capital before haircuts on securities positions			1,487,956
9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1(f)]:			
A. Contractual securities commitments		$ –	
B. Subordinated securities borrowings		–	
C. Trading and investment securities:			
1. Exempted securities		–	
2. Debt securities		–	
3. Options		–	
4. Other securities		–	
D. Undue concentration		–	
E. Other		44,246	(44,246)
10. Net Capital			$ 1,443,710

FBL Marketing Services, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1 (continued)

Computation of Basic Net Capital Requirement
Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 55,112
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		55,112
14. Excess net capital (line 10 less 13)		1,388,598
15. Net capital less greater of 10% of line 19 or 120% of line 12		1,361,041

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition		826,687
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	
19. Total aggregate indebtedness		826,687
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		57.26%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		–

Notes:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities that were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non allowable assets.

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2015.

FBL Marketing Services, LLC

December 31, 2015

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, as it relates to the computation for determination of reserve requirements, in accordance with paragraph (k)(1) of Rule 15c3-3.

Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, as it relates to the information for possession or control requirements, in accordance with paragraph (k)(1) of Rule 15c3-3.

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
ey.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying FBL Marketing Services, LLC Exemption Report, in which (1) FBL Marketing Services, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2015 except as described in this exemption report. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 22, 2016

FBL Marketing Services, LLC Exemption Report January 1, 2015 through December 31, 2015

FBL Marketing Services, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the period of January 1, 2015 through December 31, 2015 except as described in Exhibit A.

I, Christopher T. Shyrack, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

FBL Marketing Services, LLC

Christopher T. Shryack
President
2/22/2016

Exhibit A
FBL Marketing Services, LLC

There were 69 instances of late transmittal of funds during the period January 1, 2015 through December 31, 2015. These are instances in which the registered representative failed to promptly transmit funds.

Registered Representative Delay in Transmitting Funds:

Date	# of Instances	Date	# of Instances	Date	# of Instances
1/2/2015	1	3/10/2015	1	6/8/2015	1
1/7/2015	2	3/18/2015	1	6/12/2015	2
1/13/2015	2	3/20/2015	1	6/25/2015	1
1/14/2015	3	3/24/2015	5	7/20/2015	1
1/22/2015	1	3/27/2015	2	7/23/2015	2
1/23/2015	1	3/30/2015	1	7/31/2015	1
1/27/2015	1	3/31/2015	2	8/10/2015	1
1/29/2015	1	4/2/2015	1	8/11/2015	1
2/4/2015	1	4/3/2015	1	9/17/2015	1
2/13/2015	1	4/7/2015	4	9/18/2015	1
2/16/2015	1	4/8/2015	2	10/9/2015	3
2/18/2015	1	4/9/2015	1	10/30/2015	1
2/23/2015	1	4/13/2015	1	11/4/2015	1
2/24/2015	1	5/13/2015	2	11/23/2015	1
3/5/2015	1	5/18/2015	1	12/18/2015	1
3/6/2015	1	5/20/2015	1	12/23/2015	1
3/9/2015	1	6/3/2015	1	**Total Instances**	69

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Members and Management of FBL Marketing Services, LLC:

We have performed the procedures enumerated below, which were agreed to by the Members and management of FBL Marketing Services, LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating FBL Marketing Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year of January 1, 2015 through December 31, 2015. FBL Marketing Services, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including a copy of the check and bank statement. There were no findings.

2. Compared the amounts reported on the audited Form X-17A-5 with the amounts reported in Form SIPC-7 for the period January 1, 2015 to December 31, 2015. There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. There were no findings.

Building a better
working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2015 to December 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 22, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FBL Marketing Services, LLC
5400 University Avenue
West Des Moines, IA 50266

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
James Nelson 515-226-6584

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) (0)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FBL Marketing Services, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO and Director of Adviser and Broker Dealer Compliance
(Title)

Dated the 28 day of January, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,182,238
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	9,182,238
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	9,182,238
2d. SIPC Net Operating Revenues	$ —
2e. General Assessment @ .0025	$ —
	(to page 1, line 2.A.)